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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                  FORM 8-A/A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                       Armstrong World Industries, Inc.
            (Exact name of registrant as specified in its charter)

        Pennsylvania                           23-0366390
(State of incorporation or organization)       (IRS Employer Identification No.)

                            313 West Liberty Street
                        Lancaster, Pennsylvania  17603
                   (Address of principal executive offices)
                                  (Zip Code)



If this Form relates to the             If this Form relates to the registration
registration of a class of debt         of a class of debt securities and is to
securities and is effective upon        become effective simultaneously with the
filing pursuant to General              effectiveness of a concurrent
Instruction A(c)(1) please check        registration statement under the
the following box. [ ]                  Securities Act of 1933 pursuant to
                                        General Instruction A(c)(2) please check the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                     Name of each exchange on which
to be so registered                     each class is to be registered

Preferred Stock Purchase Rights,        New York Stock Exchange
no par value                            Pacific Stock Exchange
                                        Philadelphia Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
                               (Title of Class)
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Item 1.   Description of Securities To Be Registered.


          The Board of Directors of Armstrong World Industries, Inc. (the "Company") declared a distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding common share, par value $1.00 per share (the "Common Stock "), of the Company. The distribution is payable at the close of business on March 21, 1996 to the shareholders of record on January 19, 1996 (the "Record Date") as well as shares thereafter issued. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Chemical Mellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"). Terms not otherwise defined in this Registration Statement shall have the meanings set forth in the Rights Agreement which is attached hereto and incorporated herein by reference.

          The Rights Plan provides for the issuance to the Company's common shareholders of a unit consisting of one Right to buy one-hundredth of a share of Series One Preferred Stock, which is a series of the Company's Class A Preferred Stock ( the "Series One Preferred Stock", and each share a "Preferred Share"), more fully described below, for each share of Common Stock outstanding as of the close of business on March 21, 1996 and for each share that is issued thereafter.

          Unless otherwise delayed by an action of the Board of Directors, the Rights will separate from the Common Stock upon the earlier to occur of (i) ten
(10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of shares of the Company's capital stock representing twenty percent (20%) or more of the voting power of all outstanding shares of capital stock of the Company (the date of such announcement being referred to as the "Stock Acquisition Date") or such later date as specified by the majority of the Disinterested Directors, or (ii) ten (10) business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning outstanding shares of the Company's capital stock representing twenty-eight percent (28%) or more of the voting power of all outstanding shares of capital stock of the Company, or such later date as specified by the majority of the Disinterested Directors. The earlier of
(i) and (ii) is referred to as the "Distribution Date."

          The term "Disinterested Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the time that the Acquiring Person became an Acquiring Person, any person who is subsequently elected to the Board to fill a vacancy created by an increase in the size of the Board if such person is recommended or approved by a majority of the Disinterested Directors, and any successor of a Disinterested Director if such person is recommended or approved by a majority of the Disinterested Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

          In the event that after such acquisition Company is thereafter merged and does not survive the merger or the Company's Common Stock is changed into or exchanged for the acquiror's stock or other securities of any other person or cash or other property (each such event is

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a "Merger Trigger") or fifty percent (50%) or more of the Company's assets or earnings power are sold in a single or related series of transactions (the "Sale of Assets Trigger"), the Rights which are outstanding at the time of the merger or the sale "flip over" and become rights to buy shares of the acquiror's common stock at the exercise price at a fifty percent (50%) discount to the market price. In addition, in the event the acquiring person or group acquires beneficial ownership of Company voting stock representing twenty-eight ("28% voting power") (the 28% Trigger") or merges into the Company without exchanging the Company's Common Stock for the acquiror's stock ("The Reverse Merger Trigger"), the Rights which are outstanding at the time of the acquisition of 28% voting power or the merger (other than the Rights held by the acquiring person or group) "flip in" and become rights to buy shares of the Company's Common Stock at the exercise price at a fifty percent (50%) discount to the market price. The exercise price for each Right is $300.

          Until the Distribution Date, the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate with a copy of the summary of Rights attached thereto. Until the Distribution Date (or earlier redemption or expiration of the Rights) the Rights will be transferred with the Common Stock, and transfer of those certificates will also constitute transfer of those Rights.

          As soon as practicable following the Distribution Date, except as provided above, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire on March 21, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, as described below.

          The Purchase Price, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution, in the event of, among other events:

          (i) a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, or

          (ii) the grant to holders of the Preferred Shares of certain rights to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares, or

          (iii) the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-

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hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

          The Series One Preferred Stock issuable upon exercise of the Rights is redeemable and is junior to the Series A ESOP Convertible Preferred Stock (the "ESOP Preferred Stock").

          Except as required by law, the Series One Preferred Stock will have no voting rights. At this time, the Company's Common Stock and its ESOP Preferred Stock are the only classes of stock with voting power. Subject to the preferential rights of holders of ESOP Preferred Stock, upon issuance, each share of the Series One Preferred Stock will be entitled to receive quarterly dividends per share at the greater of a fixed amount to be determined or 100 times the dividend paid per share on the Common Stock for the previous quarter. In the event of liquidation and subject to the preferential rights of holders of ESOP Preferred Stock, the holders of the Series One Preferred Stock shall receive a liquidation payment of $100 per share plus accrued and unpaid dividends ("Series One Participation Preference") plus an amount, if any, which permits holders of Series One Preferred Stock to share in any additional portion of the Company's liquidation proceeds. The foregoing rights are protected against dilution in the event additional shares of the Series One Preferred Stock are issued. The value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should, because of the nature of the Preferred Shares' dividend and liquidation rights, approximate the value of one Common Share.

          The Rights are redeemable at any time prior to ten (10) days after the public announcement of an acquisition of beneficial ownership, by one party or several parties acting as a group, of Company stock representing at least twenty percent (20%) voting power of the Company. In certain circumstances, redemption will require the concurrence of a majority of the "Disinterested Directors".

          The terms of the Rights may be amended by the Board without the consent of the holders of the Rights except that (1) amendments extending the redemption period must be made while the Rights are still redeemable; (2) certain basic terms (e.g., redemption price) may not be amended; and (3) after the Distribution Date, amendments may not adversely affect Right holders' interests but any amendment suspending the provisions of the Rights Plan by excluding an acquirer from the "flip-in" shall not be deemed to adversely affect Rights' holders interests. Under certain circumstances, an amendment would require the concurrence of the Disinterested Directors.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

          The Rights have certain anti-takeover effects. The Rights would cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination

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approved by the Board since the Rights may be redeemed by the Company at the
Redemption Price in accordance with the provisions of the Rights Agreement.

          The Rights Agreement between the Company and Rights Agent, effective as of March 21, 1996, and the exhibits thereto are attached herewith and incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and exhibits.

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Item 2.   Exhibits

          4. Rights Agreement effective as of March 21, 1996, between Armstrong World Industries, Inc. and Chemical Mellon Shareholder Services, L.L.C. which includes (i) the Form of by Amendment to the Articles of Incorporation of the Company setting forth the terms of the Series One Preferred Stock as Exhibit A, (ii) the Form of Rights Certificate as Exhibit B and (iii) the Summary of Rights to Purchase Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until after the Distribution Date for the Rights.


         99.  Form of Shareholder Letter.

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                                   SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                              Armstrong World Industries, Inc.

                              By:        /s/L .A. Pulkrabek
                                 --------------------------------------
                                 Name:   L. A. Pulkrabek
                                 Title:  Senior Vice President,
                                         Secretary and General Counsel


Dated:    March 15, 1996


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                                 EXHIBIT LIST


Exhibit                                     Description                 Page No.

4. Rights Agreement effective as of March 21, 1996, between Armstrong World Industries, Inc. and Chemical Mellon Shareholder Services, L.L.C. which includes (i) the Form of Amendment to the Articles of Incorporation of the Company setting forth the terms of the Series One Preferred Stock as Exhibit A, (ii) the Form of
          Rights Certificate as Exhibit B and (iii) the Summary of
          Rights to Purchase Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until after the Distribution Date for the Rights.


99.       Form of Shareholder Letter.